DEUTSCHE BANK AKTIENGESELLSCHAFT
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention:	Paul Cline, Senior Accountant Division of Corporation Finance
October 13, 2009

Re:	Deutsche Bank Aktiengesellschaft Form 20-F for the Fiscal Year Ended December 31, 2008 Filed March 24, 2009 File No. 1-15242
Ladies and Gentlemen:
We have received your letter, dated September 21, 2009, providing comments on our Form 20-F for the Fiscal Year Ended December 31, 2008. In response thereto, please note the following.
Item 5: Operating and Financial Review and Prospects
Reclassifications of Financial Assets, page 58
1.	Please confirm to us that all decisions to reclassify financial assets effective as of October 1, 2008 were made before November 1, 2008 and revise future filings to more clearly disclose this fact. If the decision was made on or after November 1, 2008, please tell us why you believe using an effective date other than the date the reclassification was made is appropriate considering the guidance in Reclassification of Financial Assets: Effective Date and Transition — Amendments to IAS 39, ‘Financial Instruments — Recognition and Measurement’ and IFRS 7, ‘Financial Instruments — Disclosures’ issued in November 2008.

The business decisions were taken as to which specific asset names, or in some cases specific portfolios of assets, would be reclassified under the Amendments to IAS 39 prior to November 1, 2008. Under the Bank’s policy and procedures relating to reclassified assets, these business decisions were reviewed by the

Bank’s Finance function, Credit Risk Management function and members of the Management Board in November in the course of completion of the monthly financial results for October. This review included procedures to confirm that reclassified assets met the criteria set out in the Bank’s reclassification policy. During these review procedures, some assets were determined to be ineligible under the Bank’s policy and, as a result, were not reclassified with effect from October 1, 2008.

Paragraph 103H of the IAS 39 (revised) requires that ‘Any reclassification of a financial asset made on or after 1 November 2008 shall take effect only from the date when the reclassification is made’. Certain formal review and approval procedures did not take place until after October, 31 2008. However, these procedures served only to eliminate ineligible assets from the reclassified portfolio or ratify business decisions made prior to November 1, 2008. They did not introduce new reclassifications, and as a result, we believe that the Bank complied with this requirement.
Key Credit Market Exposures, page 79
2.	On page 81, you disclose that you exclude interest-only and inverse interest-only positions from your disclosure of your U.S. residential mortgage business exposure because they are negatively correlated to deteriorating markets. Please explain to us in detail and revise future filings to briefly explain to investors how these securities are negatively correlated to deteriorating markets.

Interest-only (“IO”) products, in this business, typically entitle the holder of the bond to a portion of the interest payments on the mortgages underlying the securitization but not to any principal repayments. An inverse interest-only product is an IO security where the coupon moves in the opposite direction to a reference benchmark (generally LIBOR).

In deteriorating markets, which often lead to more stringent credit and mortgage underwriting standards, the ability of existing borrowers to re-finance and therefore prepay their current mortgage loans is significantly reduced. The resulting slower rates of prepayment extend the average life of IO products, and this in turn results in a higher value as the stream of expected interest payments increases as the expected life of the products increases.

We will revise the wording in future filings as follows:

“Our analysis also excludes interest-only and inverse interest-only positions which are negatively correlated to deteriorating markets due to the effect on the position of the reduced rate of mortgage prepayments. The slower repayment rate extends the average life of these interest-only products which in turn leads to a higher value due to the longer expected interest stream.”

Leveraged Finance Business, page 86
3.	Please explain to us in detail and revise future filings to briefly explain to investors why you have excluded both new exposures entered into 2008 with a fair value of € 558 million at December 31, 2008, and loans entered into after January 1, 2007, accounted for on an amortized cost basis of € 9.9 billion from the table detailing your leveraged finance exposure.

The leveraged finance business disclosure on page 86 describes deals that were committed to before the financial crisis at market rates at the time of the transaction. These subsequently had an adverse impact on our financial performance when the crisis started. Deals entered into in 2008, with a fair value of €558 million at December 31, 2008 were excluded from the disclosure as these were transacted at market rates at levels prevailing during the crisis and consequently did not have a significant impact on our financial performance.

As referred to on page 79, the “Key Credit Market Exposures” section gives an update on certain key credit positions that are exposed to fair value movements. The disclosure on page 86 excludes loans which were accounted for on an amortized cost basis as these do not have an effect on the profit or loss account due to fair value movements. Most of the leveraged loans accounted for on an amortized cost basis that were entered into after January 1, 2007, were reclassified to loans and receivables under the provisions of IAS 39 “Reclassification of Financial Assets.”

We have subsequently updated this disclosure in our 2009 Interim Reports to explicitly disclose financial assets reclassified in accordance with IAS 39.
Special Purpose Entities
Relationships with Other Non-Consolidated SPEs
Group Sponsored Securitizations, page 105
4.	You disclose that you entered into transactions with SPEs to derecognize € 10.4 billion of U.S. leveraged loans and commercial real estate loans that were held at fair value through profit or loss.
a.	We note you continue to recognize € 0.7 billion of these loans as the derecognition criteria were not met. Please tell us the key facts and circumstances and identify the specific accounting guidance you considered and on which you relied to determine whether to derecognize loans transferred to SPEs. Please explain the key differences in the loans that were derecognized as compared to the loans that were not derecognized.

When considering whether to derecognize loans transferred to SPEs we considered the derecognition requirements set out in IAS 39 paragraphs 16 — 23.

For the € 10.4 billion of loans that we derecognized we considered the guidance in IAS 39.23. This states that an entity has transferred control of a financial asset if the transferee has the practical ability to sell the asset in its entirety to an unrelated third party and is able to exercise that ability unilaterally and without needing to impose additional restrictions on the transfer. As the SPEs do not have any contractual restrictions over the sale of the assets we concluded that we had transferred control of the loans to the SPE and that these loans could be derecognized.

For the € 0.7 billion of loans that we continue to recognize we considered the guidance in IAS 39.18. This states that an entity transfers a financial asset if, and only if, it either (a) transfers the contractual rights to receive the cash flows of the financial assets; or (b) retains the contractual rights to receive the cash flows of the financial asset, but assumes a contractual obligations to pay the cash flows to one or more recipients in an agreement that meets the conditions in par 19 (“pass through conditions”).

We achieved a risk transfer of these loans via the purchase of credit default swap protection from third parties. As this risk transfer did not satisfy either of the criteria in IAS 39.18, we concluded that we did not transfer the assets to the SPE and that we should continue to recognize these loans on our balance sheet

b.	Please tell us the key facts and circumstances and identify the specific accounting guidance you considered and on which you relied upon to determine whether to consolidate the SPEs initially, at December 31, 2008 and during 2009 or any other date in which you reassessed the consolidation status of the SPE.

When considering the appropriate accounting guidance to assess consolidation of the SPEs, we focus on the scope, nature of the business activities (broad or limited) and the level of decision making regarding the financing and operation of the SPEs (discrete or restricted). We believe that it is appropriate to assess consolidation of these SPEs under IAS 27 as the SPEs execute a wide range of activities with respect to the underlying assets.

These activities include acquiring, selling, exchanging, pledging of the existing assets (collateral obligations) and other instruments, (which could result in acquiring a majority or controlling interest in other operating companies), entering into currency and other hedging transactions, and making eligible investments. These activities also require a broad range of economic decisions to be made in respect of selecting and monitoring the existing and new assets in order to best realize their value.

The SPEs enter into Management Agreements with Investment Managers that are associated with the respective equity investors. The Investment Manager’s duties generally include the following:

•	Supervision and direction of the investment and reinvestment of the assets

•	Negotiation, execution and delivery of all necessary and appropriate documents and instruments, including any purchase or sale agreement with respect to the assets

•	Selection of all assets to be acquired in accordance with the investment criteria

•	Disposal of the assets in the open market or otherwise

•	Voting in respect of the assets if so required.
We concluded that we should not consolidate the SPEs as we do not have the power, either through a majority of the vote or other contractual arrangement, to exercise control over the SPEs. Our involvement with the SPEs is as a lender and administrative agent. As a lender our interest is protected by loan covenants, warranties and determination of the events of default. These rights are of a protective nature and do not give us the power to govern the financial and operating policies of the SPEs. In addition, we do not have the ability to remove the Investment Manager other than for cause. In our view if we had evaluated them under SIC-12 the same conclusion regarding non-consolidation would have been reached.

As the deals are modified, or if a triggering event occurs, the structures are re-examined to ensure that the facts and circumstances previously considered in the consolidation assessment remain valid, and that the new facts and circumstances are consistent with our conclusion on consolidation. In the event that they are not the conclusion could change.

c.	Specifically tell us all the relevant facts and circumstances relating to the default triggers, the triggering of them, and the determination for third party equity holders investing additional equity to a SPE and how you considered this information in your consolidation analysis.

Default triggers were established in the credit agreements between us and the SPE to support and protect our position as lender. The credit agreements provide guidance on what actions are required to remedy a triggering event.

When the deals were first structured, default triggers were largely market value based and included minimum levels of overcollateralization for our loans (“the O/C tests”). If there was a decline in the portfolio market value to a certain percentage of outstanding senior loans (“the A Notes”), cash would be locked in the SPE to act as collateral for our loans. If there was a further decline in the portfolio market value below a certain percentage of outstanding A Notes, a margin call would be triggered. If this call was not met and the level of overcollateralization was therefore not restored to a required limit, a default event would be deemed to have occurred.

Over time, a number of the SPEs have been close to, or have breached, their respective O/C trigger levels, given the deterioration in market conditions. In response, and to prevent/remedy any default, the equity holders (B Note holders) injected additional cash equity into the SPEs (in general, over and above the level required).

In some cases the covenants in the credit agreements were amended concurrent with the addition of new equity. In these cases we reviewed the revised terms to assess the impact, if any, on the power of control in the SPE’s activities and determined whether or not the initial conclusion of non- consolidation was still valid. As our involvement with the SPE had not changed as a result of these amendments and the Investment Manager continued to make decisions related to the assets of the SPE, we did not gain power to govern the financial and operating policies. Therefore we concluded that the amendments had no impact on the accounting treatment regarding consolidation under IAS 27.
Deutsche Bank Aktiengesellschaft acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filing, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you have any questions or comments, please feel free to contact the undersigned, Mathias Otto (ph: +49-69-910-33962; fax: +49-69-910-38572; e-mail: mathias.otto@db.com) or Stefan Krause (ph: +49-69-910-32060; fax: +49-69-910-32066; e-mail: stefan.krause@db.com).
Deutsche Bank Aktiengesellschaft

/s/ Mathias Otto Mathias Otto	/s/ Stefan Krause Stefan Krause
Deputy General Counsel Germany,	Chief Financial Officer and
Central and Eastern Europe	Member of the Management Board